

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 10, 2017

Hadley S. Robbins
Interim Chief Executive Officer
Columbia Banking System, Inc.
1301 "A" Street
Tacoma, WA 98402

> **Re: Columbia Banking System, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 13, 2017**
> **File No. 333-216039**

Dear Mr. Robbins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise to disclose the actual dollar value thresholds below and above which the exchange rate will be adjusted. Please also revise to disclose that the merger is subject to a termination right and that, if you elect to exercise such termination right, Pacific Continental will have the option of reinstating the first merger as described on page 34.

2.   Please revise to disclose the total merger consideration both as of the date the merger was announced and as of the date of the prospectus.

Questions and Answers

Q: What will Pacific Continental shareholders receive in the first merger?, page 1

3.   Please revise to provide tabular disclosure showing the aggregate merger consideration that would be associated with each scenario described in this section as of the date of the prospectus.

4.   Please revise to disclose that the exchange ratio will be adjusted if the transaction expenses incurred by Pacific Continental exceed $14.5 million, as discussed on page 34.

Material U.S. Tax Consequences of the Mergers, page 102

5.   Please make the following revisions to the tax consequences section:

- Because each counsel provided a short-form tax opinion, please add a statement that the disclosure in the tax consequences section is the opinion of counsel.

- Please remove the assumption on page 103 that that the first merger and the second merger, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

- Please replace the aforementioned assumption with disclosure stating, if true, that in the opinion of counsel the first merger and the second merger, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

Please refer to Sections III.B.2, III.C.2 and III.A.2, respectively, of Staff Legal Bulletin No. 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Patrick S. Brown, Esq.
         Sullivan & Cromwell LLP